Exhibit 99.1
UROPLASTY REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER FY2011
Global sales increase 14%
Sales to U.S. customers up 33% driven by 64% growth in Macroplastique®
Urgent® PC customers increase to 236 in the third quarter from 185 in the second quarter of the fiscal year
Two Additional Regional Medicare Carriers Begin Payment for PTNS
Conference call today at 4:30 p.m. ET
MINNEAPOLIS, MN, January 27, 2011 — Uroplasty, Inc. (NASDAQ: UPI), a medical device company that develops, manufactures and markets innovative proprietary products to treat voiding dysfunctions, today reported financial results for the third fiscal quarter ended December 31, 2010.
Global sales grew 14% to $3.5 million, compared with $3.1 million in the same quarter a year ago. The growth was driven by strength in U.S. sales, up 33% from the third quarter a year ago. The increase in U.S. sales reflected a 64% increase in sales of the Macroplastique product line, where the Company has had a focused marketing effort. Sales of the Urgent PC Neuromodulation System in the U.S. for the recent third fiscal quarter totaled $1.0 million, an increase of 10% from the prior year’s third quarter. The number of customers in the U.S. purchasing the Urgent PC Neuromodulation System during the quarter increased to 236 from 185 in the second quarter ended September 30, 2010.
The Company also announced that two additional Medicare carriers, Cahaba Government Benefit Administrators®, LLC and First Coast Service Options, Inc. (FCSO), have begun to pay for Percutaneous Tibial Nerve Stimulation (PTNS) treatments, using the Urgent PC Neuromodulation System. Cahaba administers Medicare health insurance for the states of Alabama, Georgia, Mississippi and Tennessee. FCSO is the Medicare carrier for Florida, Puerto Rico and the U.S. Virgin Islands.
With the addition of these two carriers, there are now nine regional Medicare carriers providing coverage for PTNS, using Urgent PC, for the treatment of symptoms of overactive bladder syndrome in 29 states and two territories. Coverage of PTNS using the Urgent PC Neuromodulation System, currently extends to approximately 28 million lives of the 46 million total lives covered under Medicare.
“We were very encouraged by the growth in Urgent PC customers in the U.S. We believe the availability of a Category I CPT® code for PTNS, a favorable reimbursement amount under Medicare coverage and recent decisions by several Medicare carriers to cover the treatment when the CPT code became effective on January 1, 2011 are creating renewed interest in PTNS,” said David Kaysen, President & CEO of Uroplasty, Inc. “The number of customers grew in the third quarter as physicians began to ramp up their practices in light of the positive Medicare reimbursement decisions. We saw a surge in new and reengaged customers in December and expect to see continued growth in the adoption of Urgent PC. However, it is important to note that the exceptional rate of adoption we experienced in the third quarter reflected some pent up demand from physicians, who were waiting for implementation of the CPT code and confirmation of positive reimbursement rates.”
“The coverage of PTNS using Urgent PC, by Cahaba and FCSO continues to show the strength of the clinical data that supports the effectiveness and safety of Urgent PC for treating the symptoms of overactive bladder,” Mr. Kaysen added. “In addition to the nine regional Medicare carriers that today provide reimbursement for PTNS, there is now one carrier, representing five states with approximately two million covered lives that has indicated it will cover on a case-by-case basis. An additional three Medicare carriers, representing 16 states with approximately 17 million covered lives, continue to decline reimbursement coverage for PTNS.”
“Our reimbursement team is working to move the case-by-case coverage to routine coverage and to have the negative coverage decisions reversed,” continued Mr. Kaysen. “We are also working with select private health insurers to educate them on the benefits and results of clinical studies that demonstrate the success of PTNS in the treatment of overactive bladder. In anticipation of increased interest in Urgent PC, we have expanded our U.S. field sales and support organization. At December 31, 2010, we had 31 sales representatives compared with 19 sales reps at September 30, 2010.”
“As we look ahead, we anticipate continued demand for our Urgent PC Neuromodulation System, as physicians become more comfortable with the treatment and gather additional patient feedback and reimbursement experience. We are focused on execution, driving adoption and sales of Urgent PC and Macroplastique in the U.S., and maintaining our presence in international markets. With the capital raise in July, we have sufficient cash to pursue these growth initiatives,” Mr. Kaysen concluded.
Fiscal Third Quarter and First Nine Months Results for the Period Ended December 31, 2010
Net sales for the three months ended December 31, 2010 totaled $3.5 million, an increase of 14% over net sales of $3.1 million for the third quarter of the prior fiscal year. Excluding the translation impact of foreign currency exchange rates, sales increased by approximately 17%. For the nine months ended December 31, 2010, net sales were $9.8 million, a 10% increase above net sales for the comparable period of 2009 of $8.9 million. Excluding the impact of foreign exchange translation, sales grew by 14%.
Sales to customers in the U.S. for the three months ended December 31, 2010 were $2.0 million, a 33% increase compared to $1.5 million in net sales for the year-ago quarter. During the first nine months of fiscal 2011, sales to customers in the U.S. totaled $5.5 million, representing a 22% increase over net sales of $4.5 million for the comparable nine month period of fiscal 2010.
Sales in the U.S. of the Urgent PC product for the three months ended December 31, 2010 increased 10% to $1.0 million compared with $934,000 for the same period last year. For the recent nine month period, sales from Urgent PC totaled approximately $3.0 million, an increase of 1% over sales in the comparable period last year.
Sales in the U.S. of Macroplastique increased 64% to $925,000 for the three months ended December 31, 2010, from $565,000 for the same period last year. For the nine months of fiscal 2011, sales of Macroplastique increased 60% to $2.4 million compared with $1.5 million in the same period a year ago, reflecting the increased sales and marketing focus on this product line.

Net sales to customers outside of the U.S. for the third quarter ended December 31, 2010 were $1.5 million, a decrease of 5% from $1.6 million in the same quarter last year. Excluding the impact of foreign exchange translation, sales increased by approximately 2%. For the nine months ended December 31, 2010, sales were $4.3 million, a decrease of 2% compared with $4.4 million in the comparable period of the prior year. Excluding the impact of foreign exchange translation, sales increased by approximately 5%.
The operating loss for the fiscal 2011 third quarter was $1.5 million compared with $392,000 in the prior year. The operating loss, excluding non-cash charges for share-based compensation and depreciation and amortization, of $1.1 million in the recent third quarter increased from approximately $42,000 in the year-ago quarter, primarily due to increased spending attributable to higher bonuses, commissions, travel expenses and increase in headcount. The net loss for the three months ended December 31, 2010 was $1.5 million, or $0.07 per share, as compared to a net loss of $387,000, or $0.03 per share, for the quarter ended December 31, 2009.
Cash, cash equivalents and cash investments at December 31, 2010 totaled $20.8 million. Reflected in the total was the contribution from the proceeds of a public offering of common shares in July 2010. The Company issued 4.6 million shares at $3.50 per share, for net proceeds of approximately $14.9 million. The Company plans to use the proceeds to expand the U.S. sales and marketing organizations to support the Urgent PC business, and for clinical studies, working capital and general corporate purposes.
Conference Call
Uroplasty will host an audio conference call today at 3:30 pm Central, 4:30 pm Eastern, to review the financial results for the third fiscal quarter ended December 31, 2010. David Kaysen, President and Chief Executive Officer and Medi Jiwani, Vice President, Chief Financial Officer and Treasurer, will host the call. Individuals wishing to participate in the conference call should dial 877-941-8609. An audio replay will be available for 30 days following the call at 800-406-7325 (domestic) or 303-590-3030 (international), with the passcode 4402505.
CPT is a registered trademark of the American Medical Association.
About Uroplasty, Inc.
Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in The Netherlands and the United Kingdom, is a medical device company that develops, manufactures and markets innovative proprietary products for the treatment of voiding dysfunctions. Our focus is the continued commercialization of our Urgent PC system, which we believe is the only FDA-cleared minimally invasive nerve stimulation device designed for office-based treatment of urinary urgency, urinary frequency and urge incontinence — symptoms often associated with overactive bladder.
We also offer Macroplastique Implants, an injectable urethral bulking agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency. For more information on the company and its products, please visit Uroplasty, Inc. at www.uroplasty.com.
Forward-Looking Information
This press release contains forward-looking statements that reflect our best estimates regarding future events and financial performance. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our anticipated results. We discuss in detail the factors that may affect the achievement of our forward-looking statements in our Annual Report on Form 10-K filed with the SEC. In particular, we cannot be certain that we will ever achieve sustained profitability, that the rate of reimbursement for PTNS treatments will be adequate to justify the cost of our product, that other Medicare carriers or private payers will provide coverage for this treatment or that existing carriers and payers will not change their coverage decisions, or that any of the other risks identified in our 10-K will not adversely affect our expectations as described in these forward-looking statements.

For Further Information:

Uroplasty, Inc.	EVC Group
David Kaysen, President and CEO, or	Doug Sherk/Jenifer Kirtland (Investors)
Medi Jiwani, Vice President, CFO, and	415.896.6820
Treasurer	Chris Gale (Media)
952.426.6140	646.201.5431

UROPLASTY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2010	2009	2010	2009
Net sales	$3,492,067	$3,068,142	$9,772,389	$8,880,546
Cost of goods sold	604,566	505,399	1,709,731	1,592,443

Gross profit	2,887,501	2,562,743	8,062,658	7,288,103

Operating expenses
General and administrative	861,183	639,608	2,608,868	2,201,199
Research and development	423,794	401,481	1,296,431	1,365,194
Selling and marketing	2,871,456	1,702,900	6,877,402	5,728,242
Amortization	211,058	211,189	632,508	634,505

	4,367,491	2,955,178	11,415,209	9,929,140

Operating loss	(1,479,990)	(392,435)	(3,352,551)	(2,641,037)

Other income (expense)
Interest income	21,135	21,468	52,762	77,097
Interest expense	(652)	(1,291)	(4,537)	(10,986)
Foreign currency exchange gain (loss)	503	(8,335)	12,867	(23,030)
Other, net	—	—	(192)	(183)

	20,986	11,842	60,900	42,898

Loss before income taxes	(1,459,004)	(380,593)	(3,291,651)	(2,598,139)

Income tax expense	8,927	6,143	28,260	29,030

Net loss	$(1,467,931)	$(386,736)	$(3,319,911)	$(2,627,169)

Basic and diluted loss per common share	$(0.07)	$(0.03)	$(0.18)	$(0.18)

Weighted average common shares outstanding:
Basic and diluted	20,514,530	14,946,540	18,314,157	14,943,638

UROPLASTY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	December 31, 2010	March 31, 2010
Assets
Current assets:
Cash and cash equivalents & short-term investments	$14,822,635	$5,811,269
Accounts receivable, net	1,547,665	1,287,440
Inventories	592,181	341,497
Income tax receivable	—	23,820
Other	308,137	237,321

Total current assets	17,270,618	7,701,347

Property, plant, and equipment, net	1,133,179	1,230,771
Intangible assets, net	1,911,887	2,533,095
Long-term investments	6,009,337	—
Deferred tax assets	112,907	108,530

Total assets	$26,437,928	$11,573,743

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$489,093	$485,594
Current portion — deferred rent	35,000	35,000
Income tax payable	12,487	10,000
Accrued liabilities:
Compensation	1,476,238	903,057
Other	251,455	212,028

Total current liabilities	2,264,273	1,645,679

Deferred rent — less current portion	86,079	112,500
Accrued pension liability	578,262	601,037

Total liabilities	2,928,614	2,359,216

Total shareholders’ equity	23,509,314	9,214,527

Total liabilities and shareholders’ equity	$26,437,928	$11,573,743

UROPLASTY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended
	December 31,
	2010	2009
Cash flows from operating activities:
Net loss	$(3,319,911)	$(2,240,434)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	848,385	567,238
Loss on disposal of equipment	192	186
Amortization of premium on marketable securities	7,226
Share-based consulting expense	9,739	—
Share-based compensation expense	279,083	291,462
Deferred income taxes	(5,863)	(3,249)
Deferred rent	(26,421)	(17,500)
Changes in operating assets and liabilities:
Accounts receivable	(261,136)	91,206
Inventories	(248,656)	47,499
Other current assets and income tax receivable	(48,492)	(102,998)
Accounts payable	4,474	(185,406)
Accrued liabilities	610,710	(348,381)
Accrued pension liability, net and income tax payable	(10,783)	(58,492)

Net cash used in operating activities	(2,161,453)	(1,958,869)

Cash flows from investing activities:
Proceeds from maturity of marketable securities	4,000,000	2,500,000
Purchases of marketable securities	(16,311,352)	(2,000,000)
Purchases of property, plant and equipment	(128,935)	(61,334)
Purchase of intangible assets	(11,300)	—
Proceeds from sale of property, plant and equipment	—	2,000

Net cash (used in) provided by investing activities	(12,451,587)	440,666

Cash flows from financing activities:
Net proceeds from public offering of common stock	14,917,059	—
Net proceeds from exercise of warrants and options	2,467,007	—

Net cash provided by financing activities	17,384,066	—

Effect of exchange rates on cash and cash equivalents	(37,554)	34,771

Net increase (decrease) in cash and cash equivalents	2,733,472	(1,483,432)

Cash and cash equivalents at beginning of period	2,311,269	3,276,299

Cash and cash equivalents at end of period	$5,044,741	$1,792,867

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$—	$6,145
Cash received(paid) during the period for income taxes	9,633	(105,877)

Non-GAAP Financial Measures: The following table reconciles our operating loss calculated in accordance with accounting principles generally accepted in the U.S. (GAAP) to non-GAAP financial measures that exclude non-cash charges for share-based compensation, and depreciation and amortization expenses from gross profit, operating expenses and operating loss. The non-GAAP financial measures used by management and disclosed by us are not a substitute for, or superior to, financial measures and consolidated financial results calculated in accordance with GAAP, and you should carefully evaluate our reconciliations to non-GAAP. We may calculate our non-GAAP financial measures differently from similarly titled measures used by other companies. Therefore, our non-GAAP financial measures may not be comparable to those used by other companies. We have described the reconciliations of each of our non-GAAP financial measures described above to the most directly comparable GAAP financial measures.
We use these non-GAAP financial measures, and in particular non-GAAP operating loss, for internal managerial purposes and incentive compensation for senior management because we believe such measures are one important indicator of the strength and the operating performance of our business. Analysts and investors frequently ask us for this information. We believe that they use these measures to evaluate the overall operating performance of companies in our industry, including as a means of comparing period-to-period results and as a means of evaluating our results with those of other companies.
Our non-GAAP operating loss during the three months ended December 31, 2010 and 2009 was approximately $1,059,000 and $42,000, respectively. Our non-GAAP operating loss during the nine months ended December 31, 2010 and 2009 was approximately $2.2 million and $1.4 million, respectively.

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2010	2009	2010	2009
Gross Profit
GAAP gross profit	$2,887,501	$2,562,743	$8,062,658	$7,288,103
% of sales	83%	84%	83%	82%
Share-based compensation	4,184	4,771	12,851	23,218
Depreciation expense	12,007	14,481	43,470	42,780

Non-GAAP gross profit	2,903,692	2,581,995	8,118,979	7,354,101

Operating Expenses
GAAP operating expenses	4,367,491	2,955,178	11,415,209	9,929,140
Share-based compensation	135,947	60,351	275,971	333,365
Depreciation expense	57,745	59,462	172,407	175,085
Amortization expense	211,057	211,189	632,508	634,505

Non-GAAP operating expenses	3,962,742	2,624,176	10,334,323	8,786,185

Operating Loss
GAAP operating loss	(1,479,990)	(392,435)	(3,352,551)	(2,641,037)
Share-based compensation	140,131	65,122	288,822	356,583
Depreciation expense	69,752	73,943	215,877	217,865
Amortization expense	211,057	211,189	632,508	634,505

Non-GAAP operating loss	$(1,059,050)	$(42,181)	$(2,215,344)	$(1,432,084)